Exhbit 99.1

FOR IMMEDIATE RELEASE

Compugen Ltd. Reports Third Quarter 2014 Financial Results

TEL AVIV, ISRAEL – October 29, 2014 – Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the third quarter and nine months ending September 30, 2014.

Dr. Anat Cohen-Dayag, Compugen’s President and CEO, stated, "During 2014 we were pleased to report continuing progress with respect to our early stage B7/CD28-like checkpoint based immuno-oncology programs. These promising results demonstrate potential first-in-class therapeutic opportunities for a number of our candidates in this extremely attractive area of cancer therapy. In addition, these and other reported achievements continue to demonstrate the impressive power and accuracy of our unique predictive discovery capabilities.”

Dr. Anat Cohen-Dayag continued, “We are also pleased to see the resulting diversity and number of potential commercial opportunities these achievements are providing for evaluation. Furthermore, the concurrent substantial increase in our financial resources has provided us with the financial strength required for their practical consideration.”

Revenues for the third quarter of 2014 were $1.7 million, compared with $1.6 million in the third quarter of 2013. Net loss for the third quarter of 2014 was $5.4 million, or $0.11 per diluted share, compared with a net loss of $4.7 million, or $0.12 per diluted share, in the comparable period in 2013.

Revenues for the nine-month period ended September 30, 2014 were $5.8 million, compared with $1.8 million in the comparable period of 2013. The increase in revenues is attributable to the milestone payment and the relevant portion of the non-refundable upfront payment relating to the August 2013 collaboration and license agreement with Bayer HealthCare AG. Net loss for the nine-month period in 2014 was $9.6 million, or $0.20 per diluted share, compared with a net loss of $11.2 million or $0.29 per diluted share in the same period of 2013.

As of September 30, 2014, cash and cash related accounts totaled $107.4 million, compared with $46.8 million at December 31, 2013. This increase resulted primarily from net proceeds of $67.0 million from the Company's underwritten public offering of ordinary shares completed in March 2014.

Conference Call and Webcast Information Conference Call and Webcast Information
Compugen will hold a conference call to discuss its third quarter 2014 results today, October 29, 2014 at 10:00 a.m. ET. To access the conference call, please dial 1-866-229-7198 from the US or +972-3-918-0650 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link. A replay of the conference call will be available approximately two hours after the completion of the live conference call. To access the replay, please dial 1-888-326-9310 from the US or +972-3-925-5900 internationally. The replay will be available through October 31, 2014.

(Tables to follow)

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of oncology and immunology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. Compugen’s wholly-owned U.S. subsidiary located in South San Francisco is developing oncology and immunology monoclonal antibody therapeutic candidates against its drug targets. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement Disclaimer
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events and include statements related to the impressive power and accuracy of the Company’s unique predictive discovery capabilities; therapeutic opportunities  demonstrated by the progress of the Company’s B7/CD28-like checkpoint based immuno-oncology programs and other reported achievements; and the potential commercial opportunities available for consideration by the Company due its scientific achievements and financial strength. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the inability to reach mutually agreeable terms and conditions with respect to potential new collaborations; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@cgen.com
Tel: +972-52-598-9892

COMPUGEN LTD
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014 Unaudited	2013 Unaudited	2014 Unaudited	2013 Unaudited

Revenues	1,718	1,590	5,815	1,774
Cost of revenues	741	1,465	2,357	1,699
Gross profit	977	125	3,458	75

Operating expenses
Research and development expenses, net	3,910	2,842	10,226	9,018
Marketing and business development expenses	156	415	438	767
General and administrative expenses	1,504	1,270	4,016	3,375
Total operating expenses *	5,570	4,527	14,680	13,160

Operating loss	(4,593)	(4,402)	(11,222)	(13,085)
Financing income (loss), net **	(802)	(185)	1,670	2,085
Net loss before taxes	(5,395)	(4,587)	(9,552)	(11,000)
Taxes on income	-	155	60	155
Net loss	(5,395)	(4,742)	(9,612)	(11,155)

Basic and diluted net loss per ordinary share	(0.11)	(0.12)	(0.20)	(0.29)
Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	49,089,165	39,145,119	47,021,655	38,217,843

* Includes non-cash stock based compensation.
** Includes non-cash income (expenses) related to the Baize research and development funding arrangement.

 COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	September 30, 2014	December 31, 2013
	Unaudited	Audited
ASSETS
Current assets
Cash, cash equivalents and short-term bank deposits	$107,383	$46,766
Investment in Evogene	1,453	4,565
Other accounts receivable and prepaid expenses	1,272	1,885
Total current assets	110,108	53,216

Non-current investments
Severance pay fund	2,075	2,129
Total non-current investments	2,075	2,129

Non-current prepaid expenses	100	158

Property and equipment, net	2,349	1,208
Total assets	$114,632	$56,711

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other accounts payable, accrued expenses and trade payables	$3,091	$2,421
Deferred revenues	2,018	5,318
Total current liabilities	5,109	7,739

Non-current liabilities
Research and development funding arrangement	526	13,189
Deferred revenues	326	1,454
Accrued severance pay	2,356	2,441
Total non-current liabilities	3,208	17,084

Total shareholders’ equity	106,315	31,888
Total liabilities and shareholders’ equity	$114,632	$56,711